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April 7, 2015

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rovi Corporation
Preliminary Revised Proxy Statement on Schedule 14A filed by Engaged
Capital Master Feeder I, LP, et al.
Filed April 6, 2015
File No. 000-53413

Dear Ms. Posil:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 7, 2015 (the “Staff Letter”) with regard to the above-referenced matter filed on April 6, 2015 (the “Proxy Statement”).  We have reviewed the Staff Letter with our client, Engaged Capital, LLC and the other participants in its solicitation (collectively, “Engaged Capital”), and provide the following responses on Engaged Capital’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

1
We note your response to prior comment 6 regarding the following disclosure: “The Chief Executive Officer indicated he was impressed with Mr. Lockwood and that he intended to recommend Mr. Lockwood be included in the Company’s nominee evaluation process.” Please remove this statement, re-characterize this statement as Mr. Welling’s memory of the conversation or provide additional support for the assertion as to indications made by Mr. Carson with regard to his perception of and support for your nominee.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 7, 2015

Engaged Capital acknowledges the Staff’s comment and has revised the Proxy Statement to re-characterize the statement as Mr. Welling’s memory of the conversation. See page 2 of the Proxy Statement.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Glenn W. Welling, Engaged Capital, LLC
Aneliya S. Crawford, Olshan Frome Wolosky LLP